SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of August 2001.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated August 28, 2001

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-9106, 333-13350 and 333-66044.


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PRESS RELEASE                                         FOR IMMEDIATE PUBLICATION


           Fireman's Fund Insurance Company selects CGI for 10-year IT outsourcing contract

                     o CGI gains Phoenix-based data center


Novato, California, August 28, 2001 - Fireman's Fund Insurance Company (Fireman's Fund), a subsidiary of Allianz AG of Munich, has selected CGI Group Inc. (NYSE: GIB; TSE: GIB.A) (CGI), for a 10-year, information technology outsourcing contract. The major terms and conditions of the contract have been agreed upon and the contract is expected to be finalized by October 2001. The contract is currently valued at a range of US $350 to 400 million.

As part of the agreement, CGI will provide Fireman's Fund with IT support services to some 80 locations across the United States. Also, CGI will take over the client's Phoenix-based, 40,000 square foot, state-of-the art, stand alone data center. The data center, which includes a print operation, will become CGI's premier technology center in the United States. Over 300 Fireman's Fund employees will become CGI members (employees).

CGI will offer services through its near-shore delivery model in providing support from its Canadian data centers for some 500 NT servers and large Unix platforms for all e-business applications. CGI will provide constant 24-hour support, serving over 11,000 desktops, laptops and printers.

"Flexibility and the right cultural fit were key criteria in selecting CGI. We looked for flexibility in service delivery, technology and business structure. CGI's in-depth knowledge of the insurance industry coupled with their systems mastery and technical experience will enable us to dedicate more resources to core insurance business needs," said Billy McCarter, senior vice-president and chief information officer of Fireman's Fund Insurance Company. "As a result, we will now be able to enhance our delivery of IT services therefore meeting our business and financial needs. These significant cost savings will enable us to continue to improve our services to our clients."

Satish Sanan, president, USA and Asia Pacific of CGI added: "We are very pleased to welcome our new CGI members and very pleased about our continued partnership with Fireman's Fund. This win further demonstrates our strong expertise in the financial services market as well as our growing critical mass in the US. Moving forward, with

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the establishment a large US-based data center, CGI is even better positioned to win significant US-based outsourcing contracts with extended end-to-end IT service offerings." CGI already provides services to Allianz worldwide.

About Fireman's Fund Insurance Company

Headquartered in Novato, CA, the 138-year-old Fireman's Fund Insurance Company is a leading property-casualty carrier in the United States offering a full line of insurance products for businesses and for individuals. In the year 2000, Fireman's Fund had gross premium written of US$4.5 billion. Fireman's Fund is a subsidiary of Allianz AG of Munich, one of the top international insurers and financial services firms, which has almost US$1 trillion in assets under management.

About CGI

Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of more than 13,000 professionals. CGI's annualized revenue run-rate totals US$1.3 billion (CDN$2.0 billion). CGI's order backlog currently totals US$5.7 billion (CDN$8.8 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients in the United States, Canada, the United Kingdom, France, India, Japan, and Australia from more than 60 offices in more than 20 countries. CGI's shares are listed on the NYSE (GIB) and the TSE (GIB.A). They are included in the TSE 300 Composite Index as well as the S&P/TSE Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.ca.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

         These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities commissions, on the Registration Statement on Form F-4 filed with the SEC in connection with the acquisition of IMRglobal and with the Forms 10-K and 10-Q of IMRglobal filed with the SEC for the periods ended December 31, 2000 and March 31, 2001 respectively. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      -30-
For more information:

Fireman's Fund:

John Kozero
Public relations director
(415) 899-2166


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CGI:
Investor relations
USA
Julie Creed
Vice-president, investor relations
(312) 201-1911

Canada
Ronald White
Director, investor relations
(514) 841-3230

Media relations
Eileen Murphy
Director, media relations
(514) 841-3430




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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CGI GROUP INC.
                                           (Registrant)


Date:    August 28, 2001                   By /s/  Paule Dore
                                           Name:   Paule Dore
                                           Title:  Executive Vice President
                                                   and Chief Corporate Officer
                                                   and Secretary